EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended March 31,
	2016	2015

Profit of consolidated companies	$101	$135

Add:
Provision for income taxes	44	52

Profit before income taxes	$145	$187

Fixed charges:
Interest expense	$155	$151
Rentals at computed interest*	1	1

Total fixed charges	$156	$152

Profit before income taxes plus fixed charges	$301	$339

Ratio of profit before income taxes plus fixed charges to fixed charges	1.93	2.23

*Those portions of rent expense that are representative of interest cost.